Mail Stop 3561

February 11, 2008

Mr. Tsang Ping Lam
President
The Art Boutique, Inc.
7th Floor, New Henry House
10 Ice House Street
Central, Hong Kong

> **Re:** **The Art Boutique, Inc.**
> **Form 10-KSB/A for the Fiscal Year Ended**
> **December 31, 2006**
> **Filed November 14, 2007**
> **File No. 000-32099**

Dear Mr. Tsang:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB/A for the Fiscal Year Ended December 31, 2006

Financial Statements

Report of Independent Registered Public Accounting Firm, F-1

1. Please advise your independent accountant to revise the first and third paragraphs of their audit report to refer to each period for which audited statements of operations, cash flows and stockholders' equity have been included in your filing (i.e. the May

15, 1984 (inception) to December 31, 2006 financial statements). Refer to AU 530.

2. In connection with the previous comment, we note that the audit report included with your amended Form 10-KSB has been dual-dated to refer to restated footnote one. However, it appears that you have also restated footnotes five and six. Please advise your independent accountant to refer to these amended footnotes in their report using the appropriate opinion date or tell us why such revision is not required.

Consolidated Statement of Operations, page F-3

3. We note the revisions to your filing in response to our prior comment two. As it relates to the restatement of your financial statements, please prominently disclose on the face of your financial statements that they have been restated and revise to provide disclosures required by paragraphs 25-26 of SFAS 154.

4. In connection with the comment above, we note you did not file an Item 4.02 Form 8-K related to this restatement. Please tell us how you analyzed the significance of your restatement in concluding an Item 4.02 Form 8-K was not required or file this Form 8-K immediately.

Notes to Consolidated Financial Statements

Note 3. Ownership in Micronesian Resort, Inc., page F-11

5. We note your response to our prior comment three. Your response appears to be inconsistent with article 4.1 of the acquisition agreement which states that you acquired an 80% interest in Micronesian Resorts Inc. from Choy Kwok Fai in exchange for 25,000,000 shares of your common stock. Please reconcile the inconsistencies between the acquisition agreement and your response and revise your filing as necessary.

Form 8-K filed May 31, 2005

6. We note your response to our prior comment seven. As your response did not address our comment, it will be reissued. It appears that your acquisition of an 80% interest in Micronesian Resort would have required you to file stand-alone audited financial statements for Micronesian Resort Inc. for the periods prior to acquisition in accordance with section 310(c) of Regulation S-B and related pro forma financial statements in accordance with 310(d) of Regulation S-B. Please amend your Form 8-K to include these financial statements or provide us with a detailed analysis of why you believe such financial statements are not required to be filed.

7. Please file the lease agreement referred to in the acquisition agreement with Choy Kwok Fai with your amended Form 8-K.

Form 10-QSB for the Quarter Ended September 30, 2007

Item 3 – Controls and Procedures, page 4

8. As addressed in our prior comment one, we note that your disclosures continue to not comply with Item 307 of Regulation S-B in the following respects:
    - The evaluation of disclosure controls and procedures should be completed by your principal executive and principal financial officers and disclosed as such.
    - Your conclusion should clearly state that your disclosure controls and procedures are either *effective* or *ineffective*, not "adequate" and effective.

    Please confirm that in future filings, you will revise your disclosures to address each of the matters noted above.

Exchange Act Filings

General

9. Please revise your other Exchange Act reports, as necessary, to comply with the comments above.

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Tsang Ping Lam
The Art Boutique, Inc.
February 11, 2008
Page 4

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ethan Horowitz, Staff Accountant, at (202) 551-3311 or Brian Bhandari, Branch Chief, at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Health Care Services

cc: Mike Littman, Esquire